SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                Commission File Number 0-26202

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K, 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q, 10-QSB |_| Form N-SAR
      For Period Ended:     JUNE 30, 1999
|_| Transition Report on Form 10-K      |_| Transition  Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition  Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the  notification  relates  to a  portion  of  the  filing  checked  above,
identify the item(s) to which the notification relates:    N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      EBONLINEINC.COM
                        -------------------------------------------------------
Former name if applicable
     CERX VENTURE CORPORATION
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Address of Principal Executive Office (STREET AND NUMBER)
     15825 SHADY GROVE ROAD, SUITE 50
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City, State and Zip Code      ROCKVILLE, MARYLAND 20850
                         -------------------------------------------------------
                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
|X| (a) The  reasons  described  in  reasonable  detail in Part III of this form could  not be eliminated without  unreasonable effort or expense;
|X| (b) The  subject   annual   report, semi-annual  report,  transition  report
   on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_|(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      In connection with the merger of EBonlineinc.com, Inc., a Delaware corporation, with and into EBonlineinc.com (formerly known as CERX Venture Corporation) (the "Registrant"), a Nevada corporation, and the related change in control of the Registrant (including a total change in the Registrant's officers and directors and the majority ownership of the outstanding voting stock), the

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Registrant was unable to immediately identify and hire individuals to serve on a permanent basis in certain key positions, including the positions of President and Chief Financial Officer. Because of the critical roles played by the President and Chief Financial Officer in the preparation of the Form 10-QSB, the recent nature of these developments and the substantial change in the control of the Registrant, the Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999 within the prescribed period.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.
            MARTIN A. SUMICHRAST                     (704) 643-8220
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              (Name)                          (AreaCode) + (Telephone Number)
      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   |_| No
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 EBonlineinc.com
--------------------------------------------------------------------------------
                 (Name of  Registrant  as  Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: AUGUST 16, 1999             By: /S/ BRUCE BERTMAN
                                     -------------------------------------------
                                     Name:  Bruce Bertman
                                     Title:    President

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


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      4. Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.




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